As filed with the Securities and Exchange Commission on June 15, 2018

Registration No. 333-221792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

REGISTRATION STATEMENT ON

FORM S-1

Under

The Securities Act of 1933

CISION LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	7372	N/A
(State or other jurisdiction of incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack Pearlstein, Chief Financial Officer

130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No.: 333-221792

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-221792) (the “Registration Statement”) of Cision Ltd. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to add exhibits not previously filed with the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part II Item 16 of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d), this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description	Included	Form	Filing Date
1.1	Underwriting Agreement, dated as of March 20, 2018, by and among Cision Ltd., the selling shareholders named therein and J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as representatives of the several Underwriters named therein	By Reference	S-1/A	March 20, 2017
1.2	Underwriting Agreement, dated as of June 14, 2018, by and among Cision Ltd., the selling shareholders named therein and Deutsche Bank Securities Inc., as representative of the several Underwriters named therein	Herewith	—	—
2.1	Agreement and Plan of Merger, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l.	By Reference	S-4	April 11, 2017
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 7, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l.	By Reference	S-4	April 11, 2017
3.1	Amended and Restated Memorandum and Articles of Association of Cision Ltd.	By Reference	8-K	July 6, 2017
4.1	Specimen Ordinary Share Certificate	By Reference	S-4/A	May 15, 2017
4.2	Specimen Warrant Certificate of Capitol Acquisition Corp. III	By Reference	S-1/A*	October 7, 2015
4.3	Amended and Restated Warrant Agreement, dated as of October 17, 2017, between Continental Stock Transfer & Trust Company and Cision Ltd.	By Reference	10-K	March 13, 2018
4.4	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of May 18, 2018, between Continental Stock Transfer & Trust Company and Cision Ltd.	By Reference	8-K	May 18, 2018
5.1	Opinion of Walkers	By Reference	S-1	November 28, 2017
10.1	Registration Rights Agreement between Cision Ltd. and certain holders identified therein	By Reference	8-K	July 6, 2017
10.2	Director Nomination Agreement between Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties named therein	By Reference	8-K	July 6, 2017
10.3	2017 Omnibus Incentive Agreement †	By Reference	S-4/A	June 14, 2017
10.4	Form of Non-Equity Incentive Plan †	By Reference	S-4/A	May 15, 2017
10.5	Form of Director Indemnification Agreement (Affiliates of Canyon Holdings (Cayman), L.P.) †	By Reference	8-K	July 6, 2017
10.6	Form of Director Indemnification Agreement (Affiliates of Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC) †	By Reference	8-K	July 6, 2017
10.7	Form of Director and Officer Indemnification Agreement (Officers and Independent Directors) †	By Reference	8-K	July 6, 2017
10.8	First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.9	Amendment to First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017

Exhibit No.	Description	Included	Form	Filing Date
10.10	Support Agreement	By Reference	S-4/A	May 15, 2017
10.11	Employment Agreement between Cision U.S. Inc. and Kevin Akeroyd †	By Reference	8-K	July 6, 2017
10.12	Employment Agreement between Cision U.S. Inc. and Jack Pearlstein †	By Reference	8-K	July 6, 2017
10.13	Employment Agreement between PR Newswire Association, LLC and Whitney Benner†	By Reference	S-4	April 17, 2018
10.14	Employment Agreement between PR Newswire Association, LLC and Jason Edelboim†	By Reference	S-4	April 17, 2018
10.15	Office Lease between Cision U.S. Inc. and BFPRU I, LLC †	By Reference	8-K	July 6, 2017
10.16	Refinancing Amendment and Incremental Facility Amendment	By Reference	8-K	August 7, 2017
10.17	Form of Restricted Stock Unit Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan †	By Reference	10-Q	November 9, 2017
10.18	Form of Nonqualified Stock Option Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan †	By Reference	10-Q	November 9, 2017
10.19	Incremental Facility Amendment to First Lien Credit Agreement	By Reference	8-K	December 20, 2017
10.20	Repricing Amendment to First Lien Credit Agreement	By Reference	8-K	February 8, 2018
21.1	Subsidiaries of the Registrant	By Reference	10-K	March 13, 2018
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	By Reference	S-1	November 28, 2017
23.2	Consent of Ernst & Young LLP (with respect to Vocus, Inc. financial statements)	By Reference	S-1	November 28, 2017
23.3	Consent of Ernst & Young LLP (with respect to PRN Group)	By Reference	S-1	November 28, 2017
23.4	Consent of Marcum LLP	By Reference	S-1	November 28, 2017
23.5	Consent of Walkers	Included within Exhibit 5.1	—	—
23.6	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	By Reference	POS EX	March 13, 2018
24.1	Power of Attorney (included in the signature page thereto)	By Reference	S-1	November 28, 2017

——————

* Filed by Capitol Acquisition Corp. III, the predecessor of Cision Ltd.

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beltsville, Maryland on this 15th day of June, 2018.

CISION LTD.

By:	/s/ Jack Pearlstein
Name: Jack Pearlstein Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	June 15, 2018
Kevin Akeroyd	(Principal Executive Officer)

/s/ Jack Pearlstein	Chief Financial Officer	June 15, 2018
Jack Pearlstein	(Principal Financial Officer; Principal Accounting Officer)

*	Director	June 15, 2018
Stuart J. Yarbrough

*	Director	June 15, 2018
Philip A. Canfield

*	Director	June 15, 2018
Stephen P. Master

*	Director and Chairman of the Board	June 15, 2018
Mark M. Anderson

*	Director	June 15, 2018
L. Dyson Dryden

*	Director and Vice Chairman of the Board	June 15, 2018
Mark D. Ein

Authorized Representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, Cision Ltd. has duly caused this registration statement to be signed by the following duly authorized representative in the United States:

Date: June 15, 2018	By: *
Name: Kevin Akeroyd
Title: Authorized Representative in the United States

*	The undersigned, by signing his or her name hereto, does execute this Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 on behalf of the above-named officers and directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the registration statement previously filed on November 28, 2017.

By:	/s/ Jack Pearlstein
Name: Jack Pearlstein
Title: Atorrney-In-Fact